METALLA COMPLETES CONVERSION AND DRAWDOWN UNDER DEBT
FACILITY WITH BEEDIE CAPITAL AND
ANNOUNCES WARRANT EXPIRY ACCELERATION

FOR IMMEDIATE RELEASE	TSXV: MTA
August 6, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean Canadian dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that it has completed its previously announced conversion of $6M of principal amount outstanding under the Company's amended and restated convertible loan facility (the "Loan Facility") with Beedie Capital ("Beedie"). As a result of the conversion, Beedie was issued 1,079,136 common shares of Metalla in satisfaction of the $6M principal amount outstanding. The Company also announces that it has been advanced an additional $5M under the Loan Facility, as previously disclosed by the Company in a news release dated July 29, 2020.

ACCELERATION OF WARRANTS

The Company is also announcing today that it is electing to accelerate the expiry of certain outstanding common share purchase warrants of the Company exercisable at an adjusted price of $4.68 per post-consolidated Common Share and broker warrants exercisable at an adjusted price of $3.12 per Common Share(collectively, the "Warrants"). The Warrants were issued pursuant to a brokered private placement of the Company that closed in two tranches on December 21, 2018 and January 4, 2019.

Pursuant to the terms of the Warrants, in the event that the closing price of the Common Shares is greater than the adjusted price of CAD$6.00 per Common Share for ten (10) consecutive trading days at any time after the issue date (the "Acceleration Trigger"), the Company may accelerate the expiry date of the Warrants by providing written notice, or by way of news release in lieu of written notice, to the holders of such Warrants such that the Warrant will expire on the 30th day following the date of notice thereof given to the holder (the "Expiry Date"). The Company confirms that prior to the date hereof, an Acceleration Trigger has occurred. In accordance with the terms of the Warrants, the Company hereby provides notice to the holders of Warrants that the Acceleration Trigger has occurred and that the Company is exercising its right to accelerate the expiry of the Warrants. Accordingly, the Expiry Date is now set for 4:00 p.m. (Vancouver Time) on September 4, 2020, being the 30th day following the date of this news release. Any Warrants remaining unexercised after the Expiry Date will expire and be of no force and effect.

As of July 31, 2020, 507,186 Warrants (including 19,718 broker warrants) to purchase Common Shares have yet to be exercised. Accordingly, if all of the outstanding Warrants are exercised, gross proceeds to the Company will total approximately $2,342,870. The proceeds from the exercise of the Warrants will be primarily used by the Company to continue to execute on its growth strategy, as well as for general corporate and working capital purposes.

Holders may exercise the Warrants before the Expiry Date by observing the process as set out in the Warrant certificates. The contact information for the exercise of the Warrants is Kim Casswell the Corporate Secretary at Metalla Royalty & Streaming Ltd, Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8 and can be reached at info@metallaroyalty.com.

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the expiry and potential exercise of the Warrants; the use of proceeds from any such exercise; future development, production, recoveries, cash flow and other anticipated or possible future developments at the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and the potential for Metalla to become one of the leading gold and silver companies for the next commodities cycle. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.